UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 29, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Company Announcement


24 March 2010


Annual General Meeting at Novo Nordisk A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders passed the following resolutions:

    o   Adoption of the audited Annual Report 2009.

    o Approval of the remuneration of the Board of Directors for 2009 and 2010.

    o Distribution of profit according to the adopted Annual Report 2009. The dividend will be DKK 7.50 per share of DKK 1, an increase of 25% compared with the fiscal year 2008.

    o Re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen Hannu Ryopponen and Jorgen Wedel.

    o   Re-election of the auditor, PricewaterhouseCoopers.

    o Reduction of the Company's B share capital from DKK 512,512,800 to DKK 492,512,800 by cancellation of 20,000,000 B shares of DKK 1 each from the Company's own holdings of B shares at a nominal value of DKK 20,000,000, equal to slightly more than 3.2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 600,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 492,512,800.

    o Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%.

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    o   Several amendments to the Articles of Association as specified in the convening notice - particularly relating to the new Danish Companies Act, including introduction of direct election by the annual general meeting of the chairman and the vice-chairman of the Board of Directors.

    o Certain technical amendments to the Incentive Guidelines, including clarification of the group of non-executive employees participating in the Long-term Incentive Programme (LTIP).


THE BOARD OF DIRECTORS

In February 2010, Novo Nordisk employees in Denmark by uncontested election elected four board members for a period of four years: Anne Marie Kverneland, Soren Thuesen Pedersen and Stig Strobaek were re-elected and Ulrik Hjulmand-Lassen was elected for the first time replacing Johnny Henriksen who had decided not to seek re-election.

Accordingly, the Board of Directors of Novo Nordisk A/S comprises:

    o   Sten Scheibye
    o   Goran A Ando
    o   Henrik Gurtler
    o   Ulrik Hjulmand-Lassen (employee representative)
    o   Pamela J Kirby
    o   Anne Marie Kverneland (employee representative)
    o   Kurt Anker Nielsen
    o   Soren Thuesen Pedersen (employee representative)
    o   Hannu Ryopponen
    o   Stig Strobaek (employee representative)
    o   Jorgen Wedel.

For information on the board members, please refer to novonordisk.com.

At a board meeting held immediately after the Annual General Meeting, the Board of Directors elected Sten Scheibye as chairman and Goran A Ando as vice chairman.

The Board of Directors elected Kurt Anker Nielsen, Jorgen Wedel and Hannu Ryopponen as members of the Audit Committee with Kurt Anker Nielsen as chairman. The Board designated Kurt Anker Nielsen as financial expert under US law, while Jorgen Wedel and Hannu Ryopponen were designated financial experts under both Danish and US law.

Finally, the Board of Directors designated Goran A Ando as research and development facilitator.

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Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.


Further information:

Media:                           Investors:

Mike Rulis                       Klaus Bulow Davidsen
Tel: (+45) 3079 3573             Tel: (+45) 4442 3176
mike@novonordisk.com             klda@novonordisk.com

                                 Kasper Roseeuw Poulsen
                                 Tel: (+45) 4442 4471
                                 krop@novonordisk.com

In North America:                In North America:
Sean Clements                    Hans Rommer
Tel: (+1) 609 514 8316           Tel: (+1) 609 919 7937
secl@novonordisk.com             hrmm@novonordisk.com


Company Announcement no 16 / 2010

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 29, 2010                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer